UNITED STATES
SECURITIESANDEXCHANGE COMMISSION
Washington, D.C. 20549

10028764

Estimated average burden 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47731

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2009 (MM/DD/YY) AND ENDING 3/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Covenant Funds Distributor, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Twelfth Street
(No. and Street)

Jeffersonville	IN	47130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe Heintzman 502-569-5861
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center, 312 Walnut Street	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph L. Heintzman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Covenant Funds Distributor, Inc., as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERESA L. MORRISON
Notary Public, State of Indiana
Clark County
My Commission Expires
September 18, 2016

Joseph L. Heintzman
Signature

CFO - Vice President
Title

Teresa L. Morrison
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)
Year Ended March 31, 2010
With Report and Supplementary Report of Independent Registered Public Accounting Firm

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)

Financial Statements
and Supplemental Information

Year Ended March 31, 2010

Contents

Ernst & Young
Ernst & Young LLP
400 West Market Street
Suite 2400
Louisville, Kentucky 40202

Main tel: +1 502 585 1400
Fax: +1 502 584 4221
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
New Covenant Funds Distributor, Inc.

We have audited the accompanying statement of financial condition of New Covenant Funds Distributor, Inc. (the Company) as of March 31, 2010, and the related statement of income (loss), changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Covenant Funds Distributor, Inc. at March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

May 24, 2010

1005-1157513

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, Inc.)

Statement of Financial Condition

March 31, 2010

Assets	
Cash	$ 87,817
Income tax receivable	48,972
Prepaid expenses	6,621
Total assets	$ 143,410
Liabilities and stockholder's equity	
Liabilities:	
Accrued expenses	$ 11,629
Payable to affiliates	32,977
Total liabilities	44,606
Stockholder's equity:	
Common stock, par value $.01; 1,000 shares authorized, 10 shares issued and outstanding	–
Additional paid-in capital	235,000
Retained deficit	(136,196)
Total stockholder's equity	98,804
Total liabilities and stockholder's equity	$ 143,410

See accompanying notes.

New Covenant Funds Distributor, Inc.

(A wholly owned subsidiary of New Covenant Trust Company, Inc.)

Statement of Income (Loss)

Year Ended March 31, 2010

Revenues	
License and advertising fees	$ 74,640
12b-1 fees	11,931
Total revenues	86,571
Expenses	
License and advertising expense	60,067
Salary and benefits	80,647
Transfer agent expense	15,162
Other expenses	54,330
Total expenses	210,206
Loss before income taxes	(123,635)
Income tax expense (benefit)	(48,972)
Net loss	$ (74,663)

See accompanying notes.

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, Inc.)

Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-in Capital	Retained Deficit	Total Stockholder's Equity
	Shares	Par Value			
Balances at March 31, 2009	10	$ –	$ 160,000	$ (61,533)	$ 98,467
Contributed capital	–	–	75,000	–	75,000
Net loss	–	–	–	(74,663)	(74,663)
Balances at March 31, 2010	10	$ –	$ 235,000	$ (136,196)	$ 98,804

See accompanying notes.

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, Inc.)

Statement of Cash Flows

Year Ended March 31, 2010

Operating activities	
Net loss	$ (74,663)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(2,395)
Accrued 12b-1 fees	3,489
Accrued expenses	(5,768)
Income tax receivable	(29,358)
Payable to affiliates	11,112
Net cash used in operating activities	(97,583)
Financing activities	
Proceeds from additional paid-in capital contribution	75,000
Net cash provided by financing activities	75,000
Decrease in cash	(22,583)
Cash at beginning of year	110,400
Cash at end of year	$ 87,817

See accompanying notes.

Notes to Financial Statements

March 31, 2010

1. Organization

New Covenant Funds Distributor, Inc. (the Company), a Delaware corporation, is a wholly owned subsidiary of New Covenant Trust Company, N.A. (NCTC). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as distributor and underwriter for New Covenant Funds (the Funds, or NCF).

NCTC purchased the Company pursuant to a Stock Purchase Agreement dated July 22, 2005, where it purchased all of the outstanding shares of capital stock of the Company. The closing date occurred February 22, 2006. The Company's previous shareholder was Citi Fund Services.

The Company's parent, NCTC, is a limited purpose national trust bank chartered by the Office of the Comptroller of the Currency (the OCC) under federal banking laws. NCTC is a for-profit national trust bank and a wholly owned (except for Directors' qualifying shares) subsidiary of the Presbyterian Church (U.S.A.) Foundation (the Foundation), a charitable organization exempt from taxation under the Internal Revenue Code. In December 2006, NCTC contributed $25,000 to the Company. In December 2009, NCTC contributed an additional $75,000 to the Company.

One Compass Advisors, a registered investment adviser and a separately identified division of NCTC, is the investment adviser for the Funds. New Covenant Funds is a registered family of mutual funds and a Delaware Business Trust regulated by the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

As the Funds' distributor, the Company incurs certain expenses, primarily FINRA fees, for the registration of registered representatives and advertising approvals.

2. Summary of Significant Accounting Policies (continued)

The Company charges NCTC for advertising expenses at cost. The Company records the payment of these expenses as "license and advertising expense" and records the reimbursement as "license and advertising fees," The Company also records the payment of the registration of registered representatives as "license and advertising expense." The Company marks up the registration of registered representatives, based on an independent third party's mark up of similar expenses, and invoices NCTC or the Foundation, whichever employs the registered representative. The marked-up registration fees are recognized as revenue as "license and advertising fees." The total of "license and advertising fees" paid to the Company by related parties was approximately $75,000 and the related "license and advertising expense" was approximately $60,000 for the year ended March 31, 2010.

On October 9, 2008, the Company entered into a Distribution/Service Fee Agreement with the New Covenant Funds money market fund provider. In accordance with the agreement, the Company receives revenues subject to Rule 12b-1 based upon a percentage of net assets invested in the money market fund. This income is used to defray the costs of providing shareholder services including, but not limited to, paying transfer agency expenses for the money market fund, routine inquiries regarding the Funds, processing shareholder transactions, and providing any other shareholder services not performed by the Funds' transfer agent.

Income Taxes

NCTC files consolidated federal and state income tax returns that include the Company. NCTC apportions federal and state income tax expense or benefit to the Company based on taxable income or loss, using corporate statutory rates. There were no temporary differences for the Company.

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (originally issued as FASB Interpretation No. 48 and now referred to as Accounting Standards Codification 740 (ASC 740)), on January 1, 2007. ASC 740 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Based on the Company's evaluation, it has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

Recently Adopted Accounting Standards

In May 2009, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 165, *Subsequent Events* (originally issued as SFAS No. 165 and now referred to as Accounting Standards Codification 855 (ASC 855)). ASC 855 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires disclosure through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The adoption resulted in the additional required disclosure regarding subsequent events. Management has evaluated subsequent events through May 24, 2010.

In June 2009, the FASB issued authoritative guidance to establish the FASB Codification to become the single source of authoritative nongovernmental U.S. accounting and reporting standards, but did not change U.S. generally accepted accounting principles in the United States. This was effective for interim and annual periods ending after September 15, 2009. The Company adopted the new authoritative guidance as required. Adoption of the new guidance had no impact on the financial results.

3. Related-Party Transactions

License and Advertising Fees

As discussed in Note 2, the Company incurs costs related to advertising approvals. The costs are invoiced to NCTC with no markup.

The Company incurs registration costs for the Foundation and NCTC registered representatives. The Company marks up the registration costs and invoices the Foundation and NCTC for their registered representatives. The markup is based on fees charged by an external vendor that provided the same services to the Foundation and NCTC in 2003. The fees have been incremented for inflation.

Managerial and Administrative Expenses

Certain NCTC and Foundation employees provide services to the Company resulting in payroll expenses that must be allocated between entities. The same is true for overhead-related expenses. Such allocations are calculated using one of the following: (i) the proportionate time spent by the rendering staff to the applicable company based on employee time sheets; (ii) the percentage of the receiving company's total employees to the total employees of both companies; (iii) the percentage of the receiving company's employees located in the Jeffersonville office to total employees of both companies located in this office; or (iv) a direct charge to the recipient company. These expenses are included in "salary and benefits" and "other expenses" in the statement of income (loss).

4. Net Capital Requirement

As a broker-dealer registered to engage in the sale of redeemable shares of registered investment companies, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At March 31, 2010, the Company had net capital under the Rule of $43,211, which was $38,211 in excess of its minimum required net capital of $5,000.

The Company's ratio of aggregate indebtedness to net capital at March 31, 2010 was 1.03 to 1.00.

5. Regulatory Compliance

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1). All customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.

6. Contracts

The Company has an agreement with the New Covenant Funds under which it provides distribution services. The agreement remains in place until terminated by either party.

7. Transfer Agent Expense

Out of its 12b-1 fees received for the money market fund, the Company pays various out-of-pocket expenses incurred for the money market fund. These expenses approximated $15,000 for the year and included but were not limited to base cusip fees, open account fees, banking fees, and various other systemic and servicing fees. These are ongoing costs that the Company will continue to incur.

8. Fair Value Measurements

The Company's financial instruments consist of cash. The book value of cash is considered representative of its respective fair value.

ASC 820, *Fair Value Measurements*, requires companies to determine fair value based on the price that would be received to sell the asset or paid to transfer the liability to a market participant. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement.

8. Fair Value Measurements (continued)

ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

As of March 31, 2010, the Company's assets and liabilities are considered Level 1. The Company does not have any assets or liabilities carried at fair value that are measured on a recurring basis.

Supplemental Information

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)

Supplemental Schedule – Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1

March 31, 2010

Total stockholder's equity from statement of financial condition		$ 98,804
Deductions:		
Nonallowable assets:		
Prepaid expenses	$ 6,621	
Accrued income tax refund	48,972	55,593
Net capital		43,211
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital		$ 38,211
Total aggregate indebtedness		$ 40,990
Percentage of aggregate indebtedness to net capital		103%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited March 31, 2010 Part IIA FOCUS filing.

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)

Statement Regarding Rule 15c3-3

March 31, 2010

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

Supplementary Report

Ernst & Young LLP
400 West Market Street
Suite 2400
Louisville, Kentucky 40202

Main tel: +1 502 585 1400
Fax: +1 502 584 4221
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5(g)(1)

The Board of Directors and Stockholder
New Covenant Funds Distributor, Inc.

In planning and performing our audit of the financial statements of New Covenant Funds Distributor, Inc. (the Company) as of and for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

May 24, 2010

Ernst & Young LLP

ERNST & YOUNG